September 28, 2009

Via EDGAR and By Facsimile to: (202) 772-9218

Mr. Gary Todd,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Angiotech Pharmaceuticals, Inc.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Filed March 16 and March 23, 2009

File No. 000-30334

Dear Mr. Todd:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated September 17, 2009 (the “Comment Letter”), with respect to the Annual Report on Form 10-K and the Form 10-K/A filed by Angiotech Pharmaceuticals, Inc. on March 16 and March 23, 2009, respectively (File No. 000-30334) (together, the “Filing”).

For your convenience, the comments from the Comment Letter are restated in italics prior to our response. The headings below correspond to the headings in the Comment Letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Item 8. Financial Statements

Consolidated Statements of Operations, page 13-3

1.

We note your response to comment 13; however, it continues to be unclear why the $650 million goodwill impairment charge is not an operating expense under US GAAP. In that regard we refer you to SAB Topic 5-P which provides that charges which relate to

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activities for which revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material. Please explain to us how classifications of the goodwill impairment charge as non-operating considers and is appropriate under the cited guidance.

Response: We acknowledge the guidance in SAB Topic 5-P which provides that charges that relate to activities for which revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material. However, we note that SAB Topic 5-P is specific to “restructuring charges”. Our interpretation at the time the analysis was prepared was that “restructuring charges” does not include goodwill impairment charges and therefore followed the presentation guidance provided under Paragraph 43 of FAS 142. We acknowledge the Commission’s interpretation that SAB Topic 5-P is applicable to goodwill impairments and should be classified as an operating expense and included in the subtotal “operating income (loss)” as opposed to the requirement under Paragraph 43 of FAS 142 to include goodwill impairment charges in the subtotal “net income/(loss) from continuing operations”. Our benchmarking research has confirmed that most issuers interpret SAB Topic 5-P in the same manner as the Commission.

Based on the interpretation of SAB Topic 5-P, we will:

➢

Reclassify the impairment charge in the comparative (2008) figures from other expenses to operating expenses in our Quarterly Report on Form 10-Q for the third quarter ended September 30, 2009. For clarity, it should be noted that the impairment charge was taken in the third and fourth quarters of 2008 so the third quarter of 2009 is the first quarter where the impairment charge is presented in the comparative period (i.e., there is no impact on either of our first or second quarter 10-Qs filed in 2009).

➢	Reclassify the impairment charge in the comparative (2008) figures from other expenses to operating expenses in our Annual Report on Form 10-K for the year ended December 31, 2009.

➢

Provide appropriate notation/disclosure in any prospectus supplement prepared prior to filing of our Annual Report on Form 10-K for the year ended December 31, 2009 related to the change in classification of the impairment charge.

We have determined that an amendment to the financial statements and MD&A in our fiscal 2008 10-K/A is not required based on the interpretation of SAB Topic 5-P because:

➢

The item is a matter of presentation within the income statement. There is no change to the overall net loss from continuing operations or earnings per share figures as presented on the statement of operations.

➢

We do not believe the presentation of the impairment charge outside of operating loss masked the change in earnings or the trend in earnings. We had an operating loss before the goodwill impairment loss in both 2008 and 2007 compared to an

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operating profit in 2006. We do not believe the inclusion of the goodwill impairment charge in the operating loss would have changed a reader’s views on the results of our business. Further, given the size of the impairment loss recorded (which was greater than every other line item on the income statement) along with the note disclosure discussing the impairment charge, it was readily apparent to readers that we believed some of our assets were not recoverable from future operations. Further, we believe readers were provided sufficient information about the impairment, including the operating segments to which the loss was related, to make an assessment of our performance and future expectations.

➢

We believe that the analysts had an expectation that we would record impairment losses. Our stock price had been depressed leading up to the disclosure of the impairment, which would indicate that this expectation existed. Therefore, we believe the actual write-off was a confirmation of the market’s expectation. Accordingly, we do not believe the presentation altered any analysts’ views at that time, or that it would alter their current views about our stock price.

➢	The presentation does not affect our segment reporting as our measure of segment performance is their gross margin.

➢	The classification of the charge does not impact our compliance with regulatory requirements, covenants or other contractual requirements.

➢	The classification of this charge did not impact management’s compensation.

➢	The charge was non-cash and did not impact our cash flows from operating activities.

Since the charge was presented as a single line item which was by far the largest number in the income statement, and due to the disclosures and other qualitative factors noted above, we believe the presentation of the charge outside of operating loss would not have been viewed by a reasonable investor as having significantly altered the total mix of the information about the circumstances and events we faced at the time. It is on this basis we have concluded that filing a 10-K/A to reissue amended 2008 financial statements and MD&A is not necessary.

Form 8-K dated April 30, 2009

2.

You indicate that the non-GAAP measure of adjusted EBITDA in your credit facility is “materially” in the same form as the measure disclosed in your earnings release. You also indicate that the measure is an important metric used by your lender to evaluate your compliance with the related lending agreement. Accordingly, in future earnings releases please clarify how the measure differs from that specified in your credit agreement and explain the rationale for any additional adjustments. In discussing the measure, please also clarify the amount or limit required for compliance with your

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lending arrangement and the reasonably likely effects on your business if you fail to comply with the requirement.

Response: We acknowledge the Staff’s comment and in future earnings releases will clarify how the adjusted EBITDA presented differs from the definition of Adjusted EBITDA in our credit facility, and will explain the rationale for any additional adjustments. In discussing adjusted EBITDA, we will clarify the amount or limit required for compliance with our lending arrangement and the reasonably likely effects on our business if we fail to comply with the requirement.

*            *            *

In connection with the above responses, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (604) 221-6983.

Sincerely,

/s/ K. Thomas Bailey

K. Thomas Bailey

cc:	Gary Todd, Securities and Exchange Commission

David D. McMasters, Angiotech Pharmaceuticals, Inc.

David D. Phinney, Angiotech Pharmaceuticals, Inc.

Alison S. Ressler, Sullivan & Cromwell LLP